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                                                                    Exhibit 99.1


                                [iVillage Logo]

                      CODE OF BUSINESS CONDUCT AND ETHICS
                         (Amended as of March 23, 2004)

Introduction

         This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees, directors, agents and consultants (collectively, "Representatives") of iVillage Inc. and its subsidiaries ("iVillage"). All Representatives must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.

         If a law conflicts with a policy in this Code, you must comply with the law. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

         Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 14 of this Code.

1.       Compliance with Laws, Rules and Regulations

         Obeying the law, both in letter and in spirit, is the foundation on which iVillage's ethical standards are built. All Representatives must respect and obey the laws of the cities, states and countries in which we operate. Although not all Representatives are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

         If requested, iVillage will hold information and training sessions to promote compliance with laws, rules and regulations, including insider-trading laws.

2.       Conflicts of Interest

         A "conflict of interest" exists when a person's private interest interferes in any way with the interests of iVillage. A conflict situation can arise when an Representative, officer or director takes actions or has interests that may make it difficult to perform his or her iVillage work objectively and effectively. Conflicts of interest may also arise when an Representative, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in iVillage. Loans to, or guarantees of obligations of, Representatives and their family members may create conflicts of interest.

         It is almost always a conflict of interest for an iVillage Representative to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. Conflicts of interest are prohibited as a matter of iVillage policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or iVillage's Legal Department. Any Representative, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 14 of this Code.

3.       Insider Trading

         Representatives who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about iVillage should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal. In order to assist with compliance with laws against insider trading, iVillage has adopted a specific policy governing Representatives' trading in securities of iVillage entitled the iVillage Insider Trading Policy. A copy of this policy has been distributed to every Representative. If you have any questions or require a copy of such policy, please consult iVillage's Legal Department.

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4.       Corporate Opportunities

         Representatives, officers and directors are prohibited from taking for themselves personal opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No Representative may use corporate property, information, or position for improper personal gain, and no Representative may compete with iVillage directly or indirectly. Representatives, officers and directors owe a duty to iVillage to advance its legitimate interests when the opportunity to do so arises.

5.       Competition and Fair Dealing

         iVillage seeks to outperform its competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present Representatives of other companies is prohibited. Each Representative should endeavor to respect the rights of and deal fairly with iVillage's customers, suppliers, competitors and Representatives. No Representative should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

         The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any iVillage Representative, family member of an Representative or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value (i.e., less than $100), (4) cannot be construed as a bribe or payoff, and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

6.       Discrimination and Harassment

         The diversity of iVillage's Representatives is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial, ethnic or religious characteristics and unwelcome sexual advances.

7.       Health and Safety

         iVillage strives to provide each Representative with a safe and healthy work environment. Each Representative has responsibility for maintaining a safe and healthy workplace for all Representatives by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

         Violence and threatening behavior are not permitted. Representatives should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

8.       Record-Keeping

         iVillage requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

         Many Representatives regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or your controller.

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         All of iVillage's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect iVillage's transactions and must conform both to applicable legal requirements and to iVillage's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

         Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to iVillage's record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult iVillage's Legal Department.

9.       Confidentiality

         Representatives must maintain the confidentiality of confidential information entrusted to them by iVillage or its customers, except when disclosure is authorized by the Legal Department or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to iVillage or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends. In connection with this obligation, every Representative has executed a Non-Competition, Non-Disclosure and Assignment of Inventions Agreement with iVillage Inc. when he or she began his or her employment with iVillage.

10.      Protection and Proper Use of iVillage Assets

         All Representatives should endeavor to protect iVillage's assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on iVillage's profitability. Any suspected incident of fraud or theft should be immediately reported for investigation.

         iVillage equipment should not be used for non-iVillage business, though incidental personal use may be permitted. The obligation of Representatives to protect iVillage's assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate iVillage policy. It could also be illegal and result in civil or even criminal penalties.

11.      Payments to Government Personnel

         The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

         In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or Representative of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate iVillage policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. iVillage's Legal Department can provide guidance to you in this area.

12.      Waivers of the Code of Business Conduct and Ethics

         Any waiver of this Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed as required by law or stock exchange regulation.

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13.      Reporting any Illegal or Unethical Behavior

         Representatives are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of iVillage not to allow retaliation for reports of misconduct by others made in good faith by Representatives.

         Representatives are expected to cooperate in internal investigations of misconduct. Representatives must read iVillage's Procedures for Reporting Accounting-Related Complaints which describes iVillage's procedures for the receipt, retention, and treatment of complaints received by iVillage regarding accounting, internal accounting controls, or auditing matters. Such procedures are provided by iVillage at employment inception and, at a minimum, on an annual basis via email communication. Any Representative may submit a good faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

14.      Compliance Procedures

            We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

         o Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

         o Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

         o Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

         o Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor's responsibility to help solve problems.

         o Seek help from iVillage resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it locally with your office manager or your Human Resources manager.

         o You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. iVillage does not permit retaliation of any kind against Representatives for good faith reports of ethical violations.

         o Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.